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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
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                                   FORM 8-A
               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          R.H. DONNELLEY CORPORATION
            (Exact name of registrant as specified in its charter)

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               Delaware                                         13-2740040
     (State of other jurisdiction of                          (IRS Employer
            incorporation)                                  Identification No.)

  One Manhattanville Road
    Purchase, New York                                            10577
  (Address of principal                                        (Zip Code)
    executive offices)




Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class to be              Name of each exchange on which each
          so registered                          class is to be registered
--------------------------------------   --------------------------------------
 Series B Participating Cumulative       New York Stock Exchange
  Preferred Stock Purchase Rights



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   Item 1.  Description of Registrant's Securities to be Registered.

     On October 27, 1998, the Board of Directors of R.H. Donnelley Corporation (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $1 per share (the "Common Stock"), of the Company. The dividend is payable on November 6, 1998 (the "Record Date") to holders of record as of the close of business on that date.

     Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock. The "Distribution Date" generally means the earlier of (i) the close of business on the 10th day after the date (the "Stock Acquisition Date") of the first public announcement that a person (other than the Company or any of its subsidiaries or any employee benefit plan of the Company or any such subsidiary) has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (an "Acquiring Person") and (ii) the close of business on the 10th business day (or such later day as may be designated before any person has become an Acquiring Person by the Board of Directors) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

     Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date (but before any person has become an Acquiring Person), each Right will be exercisable to purchase, for $50 (the "Purchase Price"), one one-hundredth of a share of Series B Participating Cumulative Preferred Stock, par value $1 per share (the "Preferred Stock"). The terms and conditions of the Rights are set forth in a Rights Agreement dated as of October 27, 1998 between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement").

     If any person has become an Acquiring Person (and none of the events described in the second succeeding paragraph have occurred), each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of Common Stock having a market value of twice the Purchase Price.

     At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock or the occurrence of any of the events described in the next paragraph), the Board of Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

     If, after any person has become an Acquiring Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets or (2) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

     The Board of Directors may redeem all of the Rights at a price of $0.01 per Right at any time before any person has become an Acquiring Person.

     The Rights will expire on November 6, 2008, unless earlier exchanged or redeemed.

     For so long as the Rights are redeemable, the Rights Agreement may be amended in any respect. At any time when the Rights are no longer redeemable, the Rights Agreement may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person and certain affiliated persons), cause the Rights Agreement to become amendable other than in accordance with this sentence or cause the Rights again to become redeemable.

     Rights holders have no rights as a stockholder of the Company, including the right to vote and to receive dividends.

     The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

     As of October 26, 1998 there were 34,198,780 shares of Common Stock outstanding and 6,110,000 shares of Common Stock reserved for issuance under the Company's stock option plans. Each outstanding share of Common Stock on the Record Date will receive one Right. Shares of Common Stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. 600,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

     While the dividend of the Rights will not be taxable to stockholders or to the Company, stockholders or the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

     The foregoing description of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

   Item 2.  Exhibits


4. Rights Agreement dated as of October 27, 1998 between R.H. Donnelley Corporation and First Chicago Trust Company of New York, as Rights Agent, which includes the Form of Certificate of Designation of Series B Participating Cumulative Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Terms of the Rights Agreement as Exhibit C.


                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

                                       R.H. DONNELLEY CORPORATION



                                       By:  /s/ Frank M. Colarusso
                                           ------------------------------------
                                            Name:  Frank M. Colarusso
                                            Title: Vice President and Treasurer


Dated: November 5, 1998